SECURITIES AND EXCHANGE COMMISSION
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                      SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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              WORLD AM COMMUNICATIONS, INC.
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                       COMMON STOCK
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                       98142E 10 2
                     (CUSIP NUMBER)
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             1400 W. 122nd Avenue, Suite 104
              Westminster, Colorado 80234
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                      MAY 16, 2000
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   (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
Identification Nos. of Above Persons (entities only):
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    Paul Michael Labarile
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(2) Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): SC
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(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:
                  United States of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 18,000,000
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 18,000,000
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
   Person:       18,000,000
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(12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                    29.1%
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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World Am Communications, Inc.
Common Stock, $.0001par value.
1400 W. 122nd Avenue, Suite 104
Westminster, Colorado 80234
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ITEM 2. IDENTITY AND BACKGROUND.
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(a)      Name: Paul Michael Labarile
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(b)      Address:     371 Taft Court
                      Louisville, CO 80027
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(c)      Officer and Director of Issuer
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(d)      None.
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(e)      None.
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(f)      Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Paul Michael Labarile, acquired the
shares of Issuer pursuant to an acquisition by Issuer of the shares of Isotec Incorporated ("Isotec"). Mr. Labarile owned 3,600,000 shares of Isotec which represented 24% of
the issued and outstanding shares of Isotec.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's acquisition of Isotec.  Mr. Labarile owned
3,600,000 shares of Isotec which represented 24% of the issued and outstanding shares of Isotec. Common stock is
the only outstanding class of shares of the Issuer.   The
Reporting Person and Paul M. Labarile, the shareholders of Isotec before the acquisition, as the majority shareholders of the Issuer, elected James Harold Alexander and Paul M. Labarile, as the sole Directors of the Issuer to replace all previous Directors of the Issuer who resigned. No payments were made or agreed to be made for such change in control of the Board of Directors.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Paul Michael Labarile acquired 18,000,000 of the issued and outstanding common shares of the Issuer. After Mr. Labarile's acquisition, such amount represented approximately 29.1% of the total issued and outstanding common shares of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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(A)Acquisition Agreement between Issuer and Isotec,
Incorporated.
(B) Agreement and Plan of Merger between Issuer and Allmon
Corporation.
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: June 29,2000     Signature: /s/ Paul Michael Labarile
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                                      PAUL MICHAEL LABARILE
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